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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                          Commission File No. 001-15043


(Check one): [ x ] Form 10-QSB

FOR PERIOD ENDED: June 30, 2000



     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.



                                     PART I

                             REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: CHEQUEMATE INTERNATIONAL, INC.

FORMER NAME IF APPLICABLE: N/A

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE: 330 WASHINGTON BOULEVARD, STE 507

CITY, STATE AND ZIP CODE: MARINA DEL REY, CALIFORNIA 90292.

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                                     PART II

                            RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[x] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.


     Registrant has not finalized its financial statements for its fiscal quarter ended June 30, 2000, due to pending information, according to the CPA. As a result, additional time is required before it will have the necessary information to complete and file its Form 10-QSB, especially the management discussion and analysis. Registrant expects to file its Form 10-QSB within the five calendar day extension period.


                                     PART IV

                                OTHER INFORMATION


     (1) NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS NOTIFICATION.

       ALAN HUNTER                            (310)           306-6666
         (Name)                             (Area Code)  (Telephone Number)

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     (2) HAVE ALL OTHER PERIODIC REPORTS REQUIRED UNDER SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SECTION 30 OF THE INVESTMENT COMPANY ACT OF 1940 DURING THE PRECEDING 12 MONTHS OR FOR SUCH SHORTER PERIOD THAT THE REGISTRANT WAS REQUIRED TO FILE SUCH REPORT(S) BEEN FILED? IF THE ANSWER IS NO, IDENTIFY REPORT(S).

                                                                  [x] Yes [ ] No

     (3) IS IT ANTICIPATED THAT ANY SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDING PERIOD FOR THE LAST FISCAL YEAR WILL BE REFLECTED BY THE EARNINGS STATEMENTS TO BE INCLUDED IN THE SUBJECT REPORT OR PORTION THEREOF?

                                                                  [ ] Yes [x] No


     IF SO, ATTACH AN EXPLANATION OF THE ANTICIPATED CHANGE, BOTH NARRATIVELY AND QUANTITATIVELY, AND, IF APPROPRIATE, STATE THE REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE.



                         CHEQUEMATE INTERNATIONAL, INC.
                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       CHEQUEMATE INTERNATIONAL, INC.


Date 8/11/00                           By  /s/ J. Michael Heil
                                           -----------------------------
                                           J. Michael Heil
                                           Chief Executive Officer


                                    ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

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                                  [LETTERHEAD]

August 11, 2000


Board of Directors
Chequemate International, Inc.
330 Washington Blvd, Suite 507
Marina del Rey, CA 90292

Dear Board Members,

The preparation by us of the financial statements for presentation with quarterly filing of 10-QSB has not been finalized due to pending information that may affect the financial statements. To provide management with adequate time to prepare the 10-QSB discussion and analysis we would advise that the Company request and extension with the Securities and Exchange Commission for filing of its 10-QSB.

If we can be of any further assistance please feel free to contact us.

Sincerely,

/s/ HJ & Associates, LLC


HJ & Associates, LLC
Franklin L. Hunt, CPA